AVINO SILVER & GOLD MINES LTD.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
www.avino.com
shares@avino.com

Telephone: (604) 682-3701
Fax: (604) 682-3600

March 23, 2004	Trading Symbols:	TSX Venture -ASM
U.S. - ASGMF.PK
NEWS RELEASE

The Company currently owns a 49% equity interest in Cia Minera Mexicana de Avino, S.A. de C.V. ("Cia Minera"), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (the "Avino Mine"). The Company has entered into a letter of intent to purchase the remaining 51% equity interest in Cia Minera.

The Avino Mine operated from 1986 to 2001, producing approximately 497 tons of silver, 3 tons of gold, and 11,000 tons of copper. Depressed silver prices during the period 2000-01 led to the suspension of mine operations at the end of 2001. Since 2001, the mine plant and equipment have been on care and maintenance.

The Company plans to investigate the feasibility of reopening the Avino mine.

The Company continues to investigate new silver acquisitions.

ON BEHALF OF THE BOARD OF DIRECTORS

s/ “David Wolfin”

David C. Wolfin, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.